Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

Alibaba Group Holding Limited

阿 里 巴 巴 集 團 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

PROPOSED SPIN-OFF AND SEPARATE LISTING

OF BANMA NETWORK TECHNOLOGY CO., LTD.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is made pursuant to PN15 of the Listing Rules.

The Board announces that Banma is seeking a separate listing of the Banma Shares on the Main Board of the Hong Kong Stock Exchange. Banma was a former subsidiary of the Company and has ceased to be consolidated by the Group since December 27, 2024. As Banma was deconsolidated during the latest completed financial year of the Company, the Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to the Note to paragraph 2 of PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

As at the date of this announcement, the Company holds approximately 44.72% of the shareholdings in Banma, and Banma is accounted for as an equity method investee of the Company. It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of the Banma Shares, comprising the Hong Kong Public Offering and the International Offering. Upon completion of certain proposed adjustments of Banma’s shareholding structure and the Proposed Spin-off, the Company will continue to hold over 30% of the shareholdings in Banma and Banma will remain as an equity method investee of the Company.

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in Banma, have not yet been finalized.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Banma Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of the Banma Shares and the final decisions of the board of directors of Banma, as applicable. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

INTRODUCTION

This announcement is made pursuant to PN15 of the Listing Rules.

The Board announces that Banma is seeking a separate listing of the Banma Shares on the Main Board of the Hong Kong Stock Exchange. Banma was a former subsidiary of the Company and has ceased to be consolidated by the Group since December 27, 2024. As Banma was deconsolidated during the latest completed financial year of the Company, the Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to the Note to paragraph 2 of PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

A listing application has been submitted by Banma to the Hong Kong Stock Exchange.

INFORMATION ON THE COMPANY AND BANMA

The Company is a holding company and conducts its businesses primarily through its subsidiaries and consolidated affiliated entities. It is a global technology company focused on e-commerce and cloud computing.

Banma is a limited liability company established under the laws of the PRC on November 22, 2015, which was converted into a joint stock company with limited liability on March 3, 2025. Banma was a former subsidiary of the Company, and has ceased to be consolidated by the Group since December 27, 2024. As at the date of this announcement, the Company holds approximately 44.72% of the shareholdings in Banma. Banma is principally engaged in the development of smart cockpit solutions offering three solution categories including system-level OS solutions, full-stack end-to-end AI solutions, and vehicle-based services marketplace.

Following the completion of the Proposed Spin-off, Alibaba Retained Group will continue to operate its existing principal businesses, other than the businesses operated by Banma Group.

PROPOSED SPIN-OFF

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of the Banma Shares. Upon completion of certain proposed adjustments of Banma’s shareholding structure and the Proposed Spin-off, the Company will continue to hold over 30% of the shareholdings in Banma and Banma will remain as an equity method investee of the Company.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board considers that the Proposed Spin-off will be beneficial to both the Company and Banma for the following reasons, among others:

(i)	the Proposed Spin-off should better reflect the value of Banma Group on its own merits and increase its operational and financial transparency through which investors will be able to appraise and assess the performance and potential of Banma Group separately and distinctly from those of Alibaba Retained Group;

(ii)	Banma’s distinctive automobile system solutions business would be appealing to an investor base with a sector investment focus on Banma Group’s businesses, which may be different from the relatively more diverse business model of Alibaba Retained Group’s operations; and

(iii)	a listing of the Banma Shares on the Hong Kong Stock Exchange will: (a) enhance Banma’s profile among its customers, suppliers and potential strategic partners, and Banma will therefore be in a better position to negotiate and solicit more business. The Company will in turn be able to benefit from the growth of Banma through its shareholding in Banma; and (b) enable Banma to directly and independently access both equity and debt capital markets in the future should the need arise. The Proposed Spin-off will provide clarity of the credit profile of Banma Group for rating agencies and financial institutions that wish to analyze and lend against the credit of its businesses. The Proposed Spin-off will therefore enhance Banma Group’s ability to secure bank credit facilities and expand its external funding options. The Proposed Spin-off will also provide investors and the public with greater clarity of the business functions for both Alibaba Retained Group and Banma Group.

WAIVER FROM STRICT COMPLIANCE WITH PARAGRAPH 3(F) OF PN15

Paragraph 3(f) of PN15 requires a listed company contemplating a spin-off to have due regard to the interests of its existing shareholders by providing them with an assured entitlement to shares in the spun-off entity, either by way of a distribution in specie of existing shares in the spun-off entity or by way of preferred application in any offering of existing or new shares in the spun-off entity. The minority shareholders of the listed company may by resolution in general meeting resolve to waive the assured entitlement. Pursuant to the Note to paragraph 3(f) of PN15, in case where a spun-off entity is made subject to PN15 by virtue of being an associated company of a listed company (which was a former subsidiary of the Company during its latest completed financial year), the listed company should use its best endeavours to provide its shareholders with an assured entitlement to the shares in the spun-off entity.

The Company applied for, and the Hong Kong Stock Exchange has granted, a waiver (the “Waiver”) from the requirement that the Shareholders be provided an assured entitlement to the Banma Shares (as set out in paragraph 3(f) of PN15) on the following grounds, having considered the Company’s particular facts and exceptional circumstances as a whole:

(i)	Banma was established as a joint venture of the Company and has never been part of the Group’s core segments. Banma was established as a joint venture of the Company in 2015 and was only accounted for as an equity method investee of the Company upon establishment. It has never been part of the Group’s core segments. While Banma became a subsidiary of the Company following the Company’s injection of AliOS by way of a capital injection in November 2020, it was subsequently deconsolidated in December 2024 pursuant to certain voting adjustments made for Banma’s joint stock conversion in accordance with applicable PRC laws. As at the date of this announcement, Banma is only made subject to PN15 by virtue of being an associated company and a former subsidiary of the Company during the latest completed financial year. The Company has no majority control over the decisions of Banma at both the board and the shareholders’ level, and therefore is not able to exert absolute control over Banma’s decisions relating to the Proposed Spin-off, including its proposed offering structure;

(ii)	The substantial time and work for providing the assured entitlement would be disproportionate to the benefits conferred to the Shareholders. Banma Group is very insignificant to the Group in terms of total assets, revenue, gross profits and expected market capitalization. Accordingly, the assured entitlement (whether by way of a preferential offering or a distribution in specie) would in most cases give the Shareholders small and odd lots of the Banma Shares with no significant value. As a dual primary listed issuer, the Company has a large number of U.S. Shareholders. To provide the Shareholders (including the U.S. Shareholders) with an assured entitlement to the Banma Shares, the Company would need to comply with extensive registration requirements under applicable U.S. securities laws, which may cause delay and uncertainties to the Proposed Spin-off, and would be unduly burdensome and disproportionate to the minimal benefits of the assured entitlement conferred to the Shareholders. While registration requirements do not apply to a cash distribution, a cash distribution to the U.S. Shareholders in lieu of the Banma Shares would not serve the original purpose of providing an assured entitlement, which is intended for the Shareholders to receive a direct ownership stake in Banma and participate in its future performance; and

(iii)	It would be unduly onerous for the Company to seek Shareholders’ approval with regard to the waiver of the assured entitlement. It is unduly onerous for the Company to convene a Shareholders’ meeting to waive the assured entitlement as it would give rise to uncertainty over the offering structure and timetable of the Proposed Spin-off. In the event that the Company could not obtain Shareholders’ approval for the waiver, the Company would be required to provide an assured entitlement under PN15, which is unduly burdensome for reasons as set out above.

In view of the foregoing, it is unduly burdensome for the Company to provide its Shareholders with an assured entitlement to the Banma Shares, despite having used its best endeavors pursuant to the Note in paragraph 3(f) of PN15 catered for a spin-off of an associated company. The Board considers that the Proposed Spin-off and the Waiver are fair and reasonable and in the interests of the Company and its Shareholders as a whole, and the Waiver would not prejudice the interests of the Shareholders. The Waiver is given on a case-by-case basis, having taken into account the Company’s particular facts and exceptional circumstances as a whole.

LISTING RULES IMPLICATIONS

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in Banma, have not yet been finalized. Given that Banma is not a subsidiary of the Company, the Proposed Spin-off does not constitute a deemed disposal and is therefore not subject to the notifiable transaction requirements under Chapter 14 of the Listing Rules.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements that are not historical facts, including statements about the completion of transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that various regulatory approvals or closing conditions for transactions may not be obtained, satisfied or waived. All information contained in this announcement is as of the date of this announcement and are based on assumptions that the Company believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

GENERAL

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Banma Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of the Banma Shares and the final decisions of the board of directors of Banma, as applicable. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

DEFINITION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Term	Definition

“Alibaba Retained Group”	the Group excluding Banma Group

“Banma”	Banma Network Technology Co., Ltd., a limited liability company established under the laws of the PRC on November 22, 2015, which was converted into a joint stock company with limited liability on March 3, 2025

“Banma Group”	Banma and its subsidiaries, from time to time

“Banma Shares”	ordinary shares with a nominal value of RMB1.00 each in the share capital of Banma

“Board”	the board of directors of the Company

“Company”	Alibaba Group Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 28, 1999, the American depositary shares (each representing eight (8) ordinary shares) of which are listed on the NYSE under the symbol “BABA”, and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock codes: 9988 (HKD counter) and 89988 (RMB counter))

“Global Offering”	the Hong Kong Public Offering and the International Offering

“Group”	the Company, its consolidated subsidiaries and its consolidated affiliated entities, from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Public Offering”	the offer of the Banma Shares for subscription by the public in Hong Kong

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“International Offering”	the placing of the Banma Shares to professional and institutional investors

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time

“NYSE”	the New York Stock Exchange

“PN15”	Practice Note 15 of the Listing Rules

“Proposed Spin-off”	the proposed spin-off of Banma by way of a separate listing of the Banma Shares on the Main Board of the Hong Kong Stock Exchange

“PRC”	the People’s Republic of China

“Shareholders”	the holder(s) of the ordinary shares, and where the context requires, the American depositary shares of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“U.S. Securities Act”	United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

By Order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, August 21, 2025

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.